Exhibit 10.4

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) dated August 29, 2012 by and between, BankUnited, a national banking association organized under the laws of the United States of America (“BankUnited”) and a wholly-owned subsidiary of BankUnited, Inc., a Delaware corporation (the “Company”), and John A. Kanas (“Executive”).

WHEREAS, BankUnited and Executive previously entered into an Employment Agreement dated July 10, 2009, as amended and restated on August 18, 2010 (as amended and restated, the “Original Agreement”);

WHEREAS, having taking into consideration the factors set forth in BankUnited’s Policy on Incentive Compensation, BankUnited has determined that retaining the services of the Executive pursuant to the terms of this Agreement is in the best interests of BankUnited; and

WHEREAS, BankUnited and Executive desire to amend and restate the Original Agreement in its entirety.

NOW THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1.   Term of Employment.

Subject to the provisions of Section 7 of this Agreement, Executive shall continue to be employed by BankUnited for a period that commenced on July 1, 2012 (the “Effective Date”) and will end on the third anniversary of the Effective Date (the “Employment Term”), on the terms and subject to the conditions set forth in this Agreement; provided, however, that commencing on the third anniversary of the Effective Date and on each anniversary thereafter, the Board of Directors of BankUnited (the “BankUnited Board”) and Executive may mutually agree to extend the Employment Term for an additional period.

2.   Position.

(a)   During the Employment Term, Executive shall serve as Chief Executive Officer of BankUnited.  Executive shall report directly to the BankUnited Board and shall perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in a similar executive capacity in a company the size and nature of BankUnited.  If requested, Executive shall also serve as an officer or member of the board of directors of BankUnited’s subsidiaries, in each case, without additional compensation.

(b)   During the Employment Term, Executive will devote Executive’s business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or materially interfere with the rendition of such services either directly or indirectly, without the prior consent of the BankUnited Board; provided that nothing herein shall preclude Executive, (i)

from engaging in charitable and civic activities, including accepting appointment to or continuing to serve on any board of directors or trustees of any charitable organization or (ii) from continuing to, or subject to the prior approval of the BankUnited Board, from accepting appointment to serve on any board of directors or trustees of any business corporation; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Sections 8 and 9.

3.   Compensation.

(a)   Base Salary.  Commencing on September 1, 2012 and during the remainder of the Employment Term, BankUnited shall pay Executive a base salary at the annual rate of $0.  Executive’s base salary may be increased as may be determined from time to time in the sole discretion of the BankUnited Board.  Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”

(b)   Annual Incentive.  Executive shall be eligible to earn an annual incentive award (“Annual Incentive”) pursuant to the terms of the Company’s annual incentive plan as in effect from time to time (the “Annual Incentive Plan”).  With respect to each twelve month performance period under the Annual Incentive Plan ending during the Employment Term, Executive’s target incentive amount shall be equal to $765,000 (“Target Annual Incentive”), with the actual Annual Incentive amount to be based upon the achievement of performance criteria that have been established by the compensation committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Company Board”) in consultation with Executive for the applicable performance period and the terms of the Annual Incentive Plan.  The Annual Incentive shall be paid as soon as practicable following the Compensation Committee’s determination of Executive’s Annual Incentive for the completed performance period but in no event later than 60 days following the last day of the performance period to which such Annual Incentive relates.  BankUnited’s obligation with respect to the Annual Incentive shall, to the extent such Annual Incentive is intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), be subject to shareholder approval of a plan as described in Section 162(m) of the Code.

(c)   Long-Term Incentive Award.  As soon as reasonably practicable following the end of each twelve month performance period (commencing on July 1 and ending on June 30) during the Employment Term (each such period, a “Performance Period”), Executive shall be eligible to receive a long-term incentive award in the form of Performance Shares (as defined in the BankUnited, Inc. 2010 Omnibus Equity Incentive Plan (the “Plan”)).  The target grant date value of each annual Performance Share award shall be $340,000 (the “Target LTI Award”), with the grant date value of each award to be determined by the Compensation Committee as soon as reasonably practicable following the end of the applicable Performance Period (but in no event later than 60 days following the end of each Performance Period and, in the case of the Performance Period ending on the last day of the Employment Term, notwithstanding the expiration of the Employment Term) (the date of such determination, the “LTI Grant Date”) based on the level of achievement of pre-established performance criteria with respect to the applicable Performance Period preceding the LTI Grant Date (each such annual award, an “Annual Performance Share Award”).  The applicable performance criteria with respect to each Performance Period shall be established by the Compensation Committee in consultation with

Executive; provided that, with respect to the Performance Period commencing July 1, 2012 and ending June 30, 2013, the performance criteria shall be the same as those applicable to the Annual Incentive for such period.  One-third of the shares in respect of each Annual Performance Share Award shall be vested on the respective LTI Grant Date and one-third of the shares in respect of each Annual Performance Share Award shall vest on June 30 of each of the two subsequent years, in all cases subject to Executive’s continued employment with the Company, except as set forth in the applicable award agreement.  Each Annual Performance Share Award shall be subject to the terms and conditions of the Plan and the applicable award agreement, which award agreement shall be substantially in the form attached hereto as Exhibit A.  In the event of a Change in Control (as defined in the Plan), a number of fully vested Performance Shares with a value equal to the Target LTI Award shall be issued, in respect of the Performance Period in effect at the time of the Change in Control, immediately prior to consummation of such Change in Control.  Any rights to an Annual Performance Share Award in respect of a future Performance Period following the Change in Control shall immediately be forfeited without consideration.

4.   Retention Awards.

(a)   Cash Award.  The Company shall pay to Executive a cash amount of $750,000 by December 31 of each of 2012 through 2014, subject to his continued employment with the Company on such dates (collectively, the “Retention Awards”).

(b)   Restricted Shares.  Within 75 days of the Effective Date, Executive shall receive a grant of Restricted Shares (as defined in the Plan) with a grant date value of $2,250,000.  Subject to Executive’s continued employment with the Company or BankUnited, except as set forth in the applicable award agreement, one-third (1/3) of such Restricted Shares shall vest on December 31 of each of 2012 through 2014.  The Restricted Shares shall be subject to the terms and conditions of the Plan and the award agreement attached hereto as Exhibit B.

5.   Employee Benefits.

During the Employment Term, Executive shall be entitled to participate in BankUnited’s employee benefit plans (other than annual bonus and incentive plans) as in effect from time to time on the same basis as those benefits are generally made available to other senior executives of BankUnited (the “Benefit Plans”).  During the Employment Term, Executive shall also be eligible to receive such perquisites generally made available to senior executives of BankUnited as determined in the sole and absolute discretion of the BankUnited Board following consultation with Executive (the “Perquisites”).  Notwithstanding anything contained in this Section 5 to the contrary, Executive shall be entitled to participate in the benefit plans and perquisites set forth on Exhibit C hereto (such benefit plans and perquisites (the “Specified Benefits”), together with the Benefit Plans and Perquisites, collectively, the “Employee Benefits”).

6.   Business Expenses.

During the Employment Term and in accordance with BankUnited policies, Executive shall be entitled to be reimbursed for reasonable and customary business expenses incurred by Executive in connection with the performance of Executive’s duties hereunder.

7.   Termination.

The Employment Term and Executive’s employment hereunder may be terminated by BankUnited at any time and for any reason upon at least 30 days’ advance Notice to Executive (provided, however, that a termination with Cause (as defined below) shall be effective immediately, subject to any applicable procedures set forth in the definition of Cause) and by Executive upon at least 30 days’ advance Notice of any such resignation of Executive’s employment, other than as a result of Executive’s death.  Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with BankUnited and its affiliates (except with respect to any equity arrangements, which shall be exclusively governed by the terms of such equity arrangements).

(a)   By BankUnited with Cause or By Executive other than as a result of Good Reason.

(i)  The Employment Term and Executive’s employment hereunder may be terminated by BankUnited with Cause and shall terminate automatically upon the effective date of Executive’s resignation other than for Good Reason (as defined in Section 7(c)(ii)), provided that (as set forth above) Executive will be required to give BankUnited at least 30 days’ advance Notice of a such a resignation.

(ii)  For purposes of this Agreement, “Cause” shall mean Executive’s: (A) Personal Dishonesty, (B) Incompetence and Willful Misconduct, (C) willful or intentional failure to perform Specified Duties, (D) willful violation of any law, rule, or regulation (other than Excluded Offenses) or final cease-and-desist order (it being understood that unless Executive is indicted or charged by a court of competent jurisdiction with the applicable violation, the BankUnited Board shall have the burden of proving the occurrence thereof by clear and convincing evidence), or (E) willful and material breach of any Material Provision of the Agreement.  Notwithstanding the above, in each case, “Cause” shall cease to exist for an event on the one hundred eightieth (180th) day following the later of (i) its occurrence or (ii) the actual knowledge thereof by a majority of the BankUnited Board (not including Executive or any other employee of the Company and its subsidiaries, if applicable) that the conduct has occurred and, if applicable, such conduct has resulted in the requisite consequences required hereunder, unless BankUnited has given Executive a Notice thereof prior to such date.  A termination of Executive shall not be deemed to be with “Cause” unless and until there shall have been delivered to Executive a copy of a finding approved by a majority of the BankUnited Board (or, in the case of clause (C), the Company Board) (in each case, not including Executive or any other employee of the Company or its subsidiaries, if applicable), concluding that, in the good faith opinion of such majority, Executive has engaged in the conduct described in one or more of the clauses above, specifying the particulars thereof in reasonable detail and demonstrating that no cure by Executive was effected following giving Executive thirty (30) days to cure such conduct after Notice by BankUnited to Executive of such conduct, or, in the case of clause (B) above, to cure the negative impact of such conduct after Notice by BankUnited to Executive of such conduct, or in the BankUnited Board’s good faith reasonable judgment, no cure is possible at such time (it being understood that the matters in clauses (A) and (D) of this definition shall not be subject to any opportunity to cure) (such notice, a “Cause Notice”).  Notwithstanding any provision herein to the contrary, no act, or failure to act, shall be deemed willful, intentional or grossly negligent if Executive can demonstrate that Executive acted in a good faith belief that such action was in the best interests of the Company and its subsidiaries.

(iii)  For purposes of this Agreement, “Excluded Offenses” shall include any motor vehicle related offenses and any other violation of any law, rule, or regulation that does not constitute a felony.

(iv)  For purposes of this Agreement, “Personal Dishonesty” shall mean Executive’s theft, embezzlement, fraud or similar conduct with respect to the Company or any of its subsidiaries or its or their property (other than de minimis property).

(v)  For purposes of this Agreement, “Incompetence and Willful Misconduct” shall mean Executive’s willful, intentional or gross misconduct in connection with his duties to the Company or any of its subsidiaries (other than such failure resulting from Executive’s Disability) that results in material adverse harm to the Company and its subsidiaries, taken as a whole.

(vi)  For purposes of this Agreement, “Specified Duties” shall mean Executive’s duty to follow lawful and reasonable orders of the BankUnited Board or the Company Board, the failure of which to follow, could reasonably be expected to materially and adversely impact the Company and its subsidiaries taken as a whole (other than such failure resulting from Executive’s Disability).

(vii)  For purposes of this Agreement, “Material Provision” shall mean Sections 8 and 9 of this Agreement.

(viii)  If Executive’s employment is terminated by BankUnited with Cause (or Executive resigns at a time when grounds for Cause exist, provided that the BankUnited Board shall have delivered a Cause Notice to Executive within ten (10) business days of such termination of employment), or Executive voluntarily resigns without Good Reason, Executive shall be entitled to receive:

(A)   the Base Salary, if any, accrued through the date of termination, payable within fifteen days following the date of such termination;

(B)   any Annual Incentive awarded by the BankUnited Board, but unpaid, as of the date of termination for the immediately preceding fiscal year, paid in accordance with Section 3(b) (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement, in which case such amount shall be paid in full at the earliest such time as is provided under such arrangement); and

(C)   such fully vested and non-forfeitable Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of BankUnited (the amounts described in clauses (A) through (C) hereof being referred to as the

“Accrued Rights”).

Following such termination of Executive’s employment by BankUnited with Cause or voluntary resignation by Executive without Good Reason, except as set forth in this Section 7(a)(viii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(b)   Disability or Death.

(i)  The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by BankUnited by reason of Executive’s Disability.  The term “Disability” shall mean:  Executive’s inability, for a period of six (6) consecutive months or for an aggregate of nine (9) months in any twelve (12) consecutive month period, to perform Executive’s employment duties hereunder as a result of Executive’s becoming physically or mentally incapacitated.  Any question as to the existence of such Disability of Executive as to which Executive and BankUnited cannot agree shall be verified in writing by a physician selected by the BankUnited Board and Executive jointly (or if they cannot agree, a physician selected by the BankUnited Board and reasonably acceptable to Executive).  The determination by such physician of Disability that is delivered made in writing to BankUnited and Executive shall be final and conclusive for all purposes of this Agreement.

(ii)  Upon termination of Executive’s employment hereunder by reason of either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive the Accrued Rights, and any unvested equity awards held by Executive and any unpaid Retention Awards, in each case that would have vested or become payable in the 12 months immediately following Executive’s Disability or death, but for such termination of employment, shall vest and/or become exercisable or payable, as applicable, in accordance with the terms of the applicable award agreement.  With respect to any Performance Period in effect at the time of Executive’s termination, a number of fully vested Performance Shares equal to one-third of the number of Performance Shares that would have been awarded to Executive pursuant to an Annual Performance Share Award, based on the actual achievement of the performance criteria during such Performance Period, shall be issued to Executive on the date such Annual Performance Share Award would otherwise have been granted to Executive, but for such termination of employment.  The remaining portion of any Annual Performance Share Award and any rights to an Annual Performance Share Award in respect of a Performance Period that has not yet commenced as of the date of such termination of employment shall immediately be forfeited without consideration upon such termination of employment.

(iii)  In addition, upon termination of Executive’s employment hereunder by reason of either Disability or death, Executive (to the extent applicable and to the extent Executive participated in such plans immediately prior to such termination) and Executive’s eligible dependents (to the extent covered under such plan immediately prior to such termination) shall be entitled to receive continued coverage under BankUnited’s group health plans (or to the extent such coverage is not permissible under the terms of such plan(s), comparable coverage), at BankUnited’ sole expense, until twenty-four months from Executive’s date of termination of employment with BankUnited as a result of Executive’s Disability or death (such period, the “Coverage Period”); provided, however, that if such continued coverage cannot be provided under the applicable plan(s) for longer than eighteen months, BankUnited shall pay Executive (or his estate, as applicable), on the first business day of each month thereafter, an amount equal to the premium subsidy BankUnited would have otherwise paid on Executive’s behalf for such coverage during the balance of the twenty-four month period.  The COBRA health care continuation coverage period under Section 4980B of the Code, or any replacement or successor provision of United States tax law, shall run concurrently with the Coverage Period.

Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(c)   By BankUnited without Cause or Voluntary Resignation by Executive for Good Reason.

(i)  The Employment Term and Executive’s employment hereunder may be terminated by BankUnited without Cause or voluntarily by Executive for Good Reason.

(ii)  For purposes of this Agreement, “Good Reason” shall mean:  (A) a material reduction in Executive’s Target Annual Incentive or Specified Benefits; (B) the removal of Executive from the position of Chief Executive Officer and Chairman of the Board of any of the BankUnited Board or the Company Board (in each case, other than as a result of Cause or Disability); provided, however, that removal of Executive solely from his position as Chairman of any such Boards to comply with any regulatory, legal, exchange or similar requirement shall not constitute Good Reason; (C) a material diminution in Executive’s title, reporting relationship, duties or responsibilities (other than as a result of Cause or Disability); or (D) the failure of BankUnited or its affiliates to pay any compensation to Executive when due; provided, however, in each case, that no such event shall constitute “Good Reason” unless Executive notifies BankUnited in writing of the existence of the event constituting Good Reason within sixty (60) days of the occurrence thereof and the event constituting Good Reason is not cured within thirty (30) days from the receipt of such Notice to cure.

(iii)  If Executive’s employment is terminated by BankUnited without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive:

(A)   the Accrued Rights;

(B)   a payment of an aggregate amount equal to the sum of (i) $1,530,000 and (ii) any unpaid Retention Awards, which aggregate amount shall be payable to Executive in a lump sum within 60 days following Executive’s termination of employment;

(C)   any unvested equity awards held by Executive shall vest and/or become exercisable or payable, as applicable, in accordance with the terms of the applicable award agreement; provided, that with respect to any Performance Period in effect at the time of Executive’s termination, a number of fully vested Performance Shares equal to the number of Performance Shares that would have been awarded to Executive pursuant to an Annual Performance Share Award, based on the actual achievement of the performance criteria during such Performance Period, shall be issued to Executive on the date such Annual Performance Share Award would otherwise have been granted to Executive but for such termination of employment, and any rights to an Annual Performance Share Award in respect of a Performance Period that has not yet commenced as of the date of such termination of employment shall immediately be forfeited without consideration upon such termination of employment; and

(D)   continued coverage under BankUnited’s group health plans (or to the extent such coverage is not permissible under the terms of such plan(s), comparable coverage) for Executive and Executive’s dependents (to the extent covered under such plan immediately prior to such termination), at BankUnited’s sole expense, for twenty-four months from Executive’s date of termination of employment with BankUnited (the “Continued Coverage Period”); provided, however, that if such coverage is longer than eighteen (18) months and such continued coverage cannot be provided under the applicable plan(s), BankUnited shall pay Executive, on the first business day of each month, an amount equal to the premium subsidy BankUnited would have otherwise paid on Executive’s behalf for such coverage during the balance of the Continued Coverage Period.  The COBRA health care continuation coverage period under Section 4980B of the Code, or any replacement or successor provision of United States tax law, shall run concurrently with the Continued Coverage Period, and if Executive becomes eligible for comparable coverage under another employer’s health plans, the continued coverage under BankUnited’s plans shall be secondary.

The acceleration and amounts payable to Executive under subparagraphs (B), (C) and (D) above, are subject to Executive providing a release of all claims to BankUnited and its affiliates in the form attached hereto as Exhibit D (with any changes necessary to comply with applicable law and/or make the release legally enforceable in the reasonable judgment of BankUnited) no later than the 59th day following termination of employment (and BankUnited may, at its sole election, defer the payment of any such amount until the 60th day following termination of employment).  Following Executive’s termination of employment by BankUnited without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation for Good Reason, except as set forth in this Section 7(c)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(d)   Expiration of the Employment Term; Vesting of Equity Awards.  Unless the parties otherwise agree in writing, continuation of Executive’s employment with BankUnited beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or BankUnited, and any unvested equity awards held by Executive shall vest and/or become exercisable or payable, as applicable, in accordance with the terms of the applicable award agreement, in the event that Executive becomes so employed at-will or incurs a termination of employment upon the expiration of the Employment Term; provided, that with respect to any Performance Period ending immediately prior to the expiration of the Employment Term, a number of fully vested Performance Shares equal to the number of Performance Shares that would have been awarded to Executive pursuant to an Annual Performance Share Award, based on the actual achievement of the performance criteria during such Performance Period, shall be issued to Executive on the date such Annual Performance Share Award would otherwise have been granted to Executive but for such expiration; provided, further, that the provisions of Sections 8, 9 and 10 of this Agreement, and any accrued and vested rights of Executive as of the last day of the Employment Term, shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

(e)   Notice of Termination.  Any purported termination of employment by BankUnited or by Executive (other than due to Executive’s death) shall be communicated by Notice of Termination to the other party hereto in accordance with Section 12(j) hereof.  For purposes of this Agreement, a “Notice of Termination” shall mean a Notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

(f)   Board/Committee Resignation.  Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Company Board (and any committees thereof), the BankUnited Board (and any committees thereof) and the board of directors of any subsidiary of BankUnited, if applicable, and agrees to resign as an officer of each of the Company, BankUnited and each of  their respective subsidiaries.

8.   Non-Competition; Non-Solicitation of Employees; Non-Disparagement.

(a)   Executive acknowledges and recognizes the highly competitive nature of the businesses of BankUnited and its affiliates and accordingly agrees as follows:

(i)  Executive will not, within eighteen months  following the termination of Executive’s employment by BankUnited for Cause or by Executive’s voluntary resignation without Good Reason (the “Post-Termination Period”) or during the Employment Term (collectively with the Post-Termination Period, the “Restricted Period”), directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, consultant, partner, or director with, any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)) or holding company thereof that (i) has more than 75% of its deposits (as defined in 12 U.S.C. Section 1813(l)) in the State of Florida (with such applicable percentage reduced to 50% of deposits after the one-year anniversary of the Effective Date); (ii) has more than 75% of its branches (measured by physical presence) in the State of Florida (with such applicable percentage reduced to 50% of branches after the one-year anniversary of the Effective Date); or (iii) has its principal place of business or headquarters in the State of Florida (a “Competitive

Business”).

(ii)  During the Post-Termination Period, Executive will not initiate or respond to communications with any of the employees of BankUnited or its subsidiaries who earned annually a base salary of $100,000 or more as a BankUnited or subsidiary employee during the twelve-month period prior to the termination of such individual’s employment with BankUnited or its subsidiaries, for the purpose of soliciting such employee to work for any other business, individual, partnership, firm, corporation, or other entity; provided, however, that this prohibition will not apply to general advertising or solicitations made to the public generally that are not specifically targeted at employees of BankUnited or its subsidiaries.

(iii)  Executive will not at any time (whether during or after the Employment Term), other than as required by law or by order of a court or other competent authority, make or publish, or cause any other person to make or publish, any statement that is disparaging or that reflects negatively upon BankUnited or any of its affiliates or any of the directors of BankUnited or the Company or that is or reasonably would be expected to be damaging to the reputation or business of BankUnited or any of its affiliates or any of the directors of BankUnited or the Company.  BankUnited, on behalf of itself and its respective directors and senior officers agrees that BankUnited and its directors and senior officers, other than as required by law or by order of a court or other competent authority, make or publish, or cause any other person to make or publish, any statement that is disparaging or that reflects negatively upon Executive, or that is or reasonably would be expected to be damaging to the reputation or business of Executive.

Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any person engaged in a Competitive Business which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such person.

(b)   It is expressly understood and agreed that although the parties to this Agreement consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction, that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(c)   The period of time during which the provisions of this Section 8 shall be in effect shall be extended by the length of time during which Executive is in breach of the terms hereof as determined by any court of competent jurisdiction on BankUnited’s application for injunctive relief.

9.   Confidentiality.

(a)   Executive will not at any time (whether during or after the Employment Term) (x) retain or use for the benefit, purposes or account of Executive or any other person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any person outside BankUnited or its affiliates (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information — including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of BankUnited, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to BankUnited or its affiliates on a confidential basis (“Confidential Information”) without the prior written authorization of the BankUnited Board.

(b)   “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law to be disclosed (including via subpoena); provided that Executive shall give prompt Notice to BankUnited of such requirement of law, disclose no more information than is so required, and cooperate with any attempts by BankUnited to obtain a protective order or similar treatment.

(c)   Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family, legal or financial advisors or governmental agencies, the existence or contents of this Agreement; provided, that Executive may disclose to any prospective future employer the provisions of this Agreement provided they agree to maintain the confidentiality of such terms.

(d)   Upon termination of Executive’s employment with BankUnited for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by BankUnited, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to BankUnited, at BankUnited’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not company property) that contain Confidential Information or otherwise relate to the business of BankUnited, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information and Executive’s rolodex

(or other physical or electronic address book); and (z) fully cooperate with BankUnited regarding the delivery or destruction of any other Confidential Information not within Executive’s possession or control of which Executive is or becomes aware.  Notwithstanding the foregoing, Executive may retain Executive’s rolodex and similar address books.  To the extent that Executive is provided with a cell phone number by BankUnited during employment, BankUnited shall cooperate with Executive in transferring such cell phone number to Executive’s individual name following termination.

(e)   Except as otherwise expressly set forth herein, the provisions of Sections 8, 9 and 10 of this Agreement shall survive the termination of Executive’s employment for any reason.

10.   Specific Performance.

Executive acknowledges and agrees that the remedies at law for a breach or threatened breach of any of the provisions of Sections 8 or 9 would be inadequate and BankUnited and its affiliates would suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, BankUnited shall be entitled to seek a temporary or permanent injunction or any other equitable remedy which may then be available.

11.   Excise Tax.

(a)   In the event that on or prior to August 31, 2013 it is publicly announced that a binding agreement has been entered into by BankUnited and/or the Company with respect to a transaction that if consummated would constitute a “change in the ownership or effective control” of BankUnited or a “change in a substantial portion of the assets” of BankUnited (in each case, within the meaning of Section 280G(b)(2)(A)(i) of the Code and the regulations thereunder) (a “Change of Control Transaction”) and any amount or benefit that may be paid or otherwise provided to or in respect of Executive by or on behalf of BankUnited or any affiliate, whether pursuant to this Agreement or otherwise (collectively, “Covered Payments”), is or may become subject to the tax imposed under Section 4999 of the Code (or any successor provision or any comparable provision of state, local or foreign law) (“Excise Tax”), BankUnited will pay to Executive a “Reimbursement Amount” equal to the total of: (i) any Excise Tax on the Covered Payments, plus (ii) any Federal, state, and local income taxes, employment and excise taxes (including the Excise Tax) on the Reimbursement Amount, plus (iii) the product of any deductions disallowed for Federal, state or local income tax purposes because of the inclusion of the Reimbursement Amount in Executive’s income and Executive’s combined Federal, state, and local income tax rate for the calendar year in which the Reimbursement Amount is includible in Executive’s taxable income, plus (iv) any interest, penalties or additions to tax imposed under applicable law in connection with the Excise Tax or the Reimbursement Amount, plus (v) any reasonable out-of-pocket costs incurred by Executive in connection with any of the foregoing. For purposes of this Section 11(a), Executive will be deemed to pay (A) Federal income taxes at the highest applicable marginal rate of Federal income taxation applicable to individuals for the calendar year in which the Reimbursement Amount is includible in Executive’s taxable income and (B) any applicable state and local income taxes at the highest applicable marginal rate of taxation applicable to individuals for the calendar year in which such Reimbursement Amount is includible in Executive’s taxable income, net of the maximum reduction in Federal income taxes which could be obtained from the deduction of such state or local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of Executive’s adjusted gross income).  This provision is intended to provide Executive with a payment equal to an amount that would put Executive in the same position as Executive would have been had no Excise Tax been imposed upon or incurred as a result of any Covered Payment that is paid or otherwise provided to or in respect of Executive in connection with a Change of Control Transaction.

(b)   The payment of a Reimbursement Amount under this Section 11 shall not be conditioned upon Executive’s termination of employment, but shall be conditioned upon the consummation of the Change of Control Transaction.

(c)   The determination of whether an event described in section 280G(b)(2)(A)(i) of the Code has occurred, the amount of any Reimbursement Amount and/or the amounts described in Section 11(a) above shall be made initially by an accounting firm selected by the BankUnited Board (as constituted prior to the occurrence of  a Change of Control Transaction), or, if no such firm is selected, by the independent compensation consulting firm retained by the BankUnited Board prior to any Change of Control Transaction to provide consulting advice to the BankUnited Board; provided, however, that nothing herein shall limit Executive’s right to payment of the Reimbursement Amount in the event it is determined that any of such initial determinations was incorrect.

(d)   Executive shall promptly provide BankUnited with Notice of any claim by any taxing authority that, if successful, would require the payment by BankUnited of a Reimbursement Amount; provided, however, that failure by Executive to give such Notice promptly shall not result in a waiver or forfeiture of any of Executive’s rights under this Section 11 except to the extent of actual damages suffered by BankUnited as a result of such failure. If BankUnited notifies Executive in writing within 15 days after receiving such Notice that it desires to contest such claim (and demonstrates to the reasonable satisfaction of Executive its ability to pay any resulting Reimbursement Amount), Executive shall:

(i)    give BankUnited any information reasonably requested by BankUnited relating to such claim;

(ii)    take such action in connection with contesting such claim as BankUnited shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by BankUnited that is reasonably acceptable to Executive;

(iii)    cooperate with BankUnited in good faith in order effectively to contest such claim; and

(iv)    permit BankUnited to participate in any proceedings relating to such claim;

provided, however, that BankUnited’s actions do not unreasonably interfere with or prejudice Executive’s disputes with the taxing authority as to other issues; and provided, further, that

BankUnited shall bear and pay on an after-tax and as-incurred basis, all reasonable attorneys fees, costs and expenses (including additional interest, penalties and additions to tax) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax and as-incurred basis, for all resulting taxes (including, without limitation, income and excise taxes), interest, penalties and additions to tax.

12.   Miscellaneous.

(a)   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof that would direct the application of the laws of any other jurisdiction.

(b)   Entire Agreement/Amendments.  This Agreement contains the entire understanding of the parties with respect to the employment of Executive by BankUnited.  There are no restrictions, agreements, promises, warranties, covenants or undertakings among the parties with respect to the subject matter herein other than those expressly set forth herein.  This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.  If it is determined that it is necessary to amend, modify or alter this Agreement (or the arrangements relating to compensation provided hereunder) in order to comply with applicable legal and/or regulatory requirements or guidance relating to compensation (including any formal and conclusive interpretation thereof by any regulator or agency of competent jurisdiction), BankUnited and Executive shall cooperate in good faith to implement such amendments, modifications or alterations (it being understood that any such amendments, modifications or alternations shall be implemented in a manner that  seeks to preserve to the extent possible the total compensation opportunities intended to be provided hereunder).  In the event of any inconsistency between this Agreement and any other plan, program, practice or agreement of which Executive is a participant or a party, this Agreement shall control unless such other plan, program, practice or agreement specifically refers to the provisions of this sentence.

(c)   No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(d)   Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(e)   Assignment.  This Agreement, and all of the respective parties’ rights and duties hereunder, shall be assignable or delegable only pursuant to a written agreement executed by the parties hereto.  Upon such assignment, the rights and obligations of the respective parties hereunder shall become the rights and obligations of such affiliate or successor person or entity.

(f)   Set-Off; No Mitigation.  BankUnited’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to BankUnited or its affiliates.

Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, and such payments shall not be reduced by any compensation or benefits received from any subsequent employer or other endeavor, except as provided in Section 7(c)(iii)(D).

(g)   Compliance with Code Section 409A.  The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code, as amended (“Section 409A”) to the extent subject thereto, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith.  Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with BankUnited, Executive is a “specified employee” as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A, then BankUnited will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with BankUnited (or the earliest date as is permitted under Section 409A), (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the BankUnited Board that does not cause such an accelerated or additional tax, (iii) to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, Executive shall not be considered to have terminated employment with BankUnited for purposes of this Agreement and no payment shall be due to Executive under this Agreement until Executive would be considered to have incurred a “separation from service” from BankUnited within the meaning of Section 409A, and (iv) each amount to be paid or benefit to be provided to Executive pursuant to this Agreement, which constitute deferred compensation subject to Section 409A, shall be construed as a separate identified payment for purposes of Section 409A.  To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to Executive under this Agreement shall be paid to Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to Executive) during any one year may not effect amounts reimbursable or provided in any subsequent year; provided, however, that with respect to any reimbursements for any taxes which Executive would become entitled to under the terms of this Agreement, the payment of such reimbursements shall be made by BankUnited no later than the end of the calendar year following the calendar year in which Executive remits the related taxes.  BankUnited shall consult with Executive in good faith regarding the implementation of the provisions of this Section 12(g); provided that neither BankUnited nor any of its employees or representatives shall have any liability to Executive with respect to thereto.

(h)   Regulatory Matters.

(i)  Notwithstanding anything herein contained to the contrary, any payments to Executive by BankUnited, whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with section 18(k) of the Federal Deposit Insurance

Act (“FDI Act”), 12 U.S.C. §1828(k), and the Federal Deposit Insurance Corporation (the “FDIC”) regulation 12 C.F.R. part 359, Golden Parachute and Indemnification Payments.

(ii)  Notwithstanding anything herein contained to the contrary, if Executive is suspended from office and/or temporarily prohibited from participating in the conduct of the affairs of BankUnited pursuant to a notice served under section 8(e)(3) or 8(g)(1) of the FDI Act, 12 U. S. C. §1818(e)(3) or 1818(g)(1), BankUnited’s obligations under this Agreement shall be suspended as of the date of service of such notice, unless stayed by appropriate proceedings.

(iii)  Notwithstanding anything herein contained to the contrary, if Executive is removed and/or permanently prohibited from participating in the conduct of BankUnited’s affairs by an order issued under section 8(e)(4) or 8(g)(1) of the FDI Act, 12 U.S.C. §1818(e)(4) or (g)(1), all prospective obligations of BankUnited under this Agreement shall terminate as of the effective date of the order, but vested rights and obligations of BankUnited and Executive shall not be affected.

(iv)  Notwithstanding anything herein contained to the contrary, if BankUnited is in default (within the meaning of section 3(x)(1) of the FDI Act, 12 U.S.C. §1813(x)(1), all prospective obligations of BankUnited under this Agreement shall terminate as of the date of default, but vested rights and obligations of BankUnited and Executive shall not be affected.)

(v)  Notwithstanding anything herein contained to the contrary, all prospective obligations of BankUnited hereunder shall be terminated, except to the extent that a continuation of this Agreement is necessary for the continued operation of BankUnited: (i) by the Office of the Comptroller of the Currency (“OCC”) or the FDIC, at the time the FDIC enters into an agreement to provide assistance to or on behalf of BankUnited under the authority contained in section 13(c) of the FDI Act, 12 U.S.C. §1823(c); (ii) by the OCC at the time the OCC approves a supervisory merger to resolve problems related to the operation of BankUnited. The vested rights and obligations of the parties shall not be affected.

(vi)  Compensation provided under this Agreement shall be subject to the terms of any clawback/forfeiture policy adopted by the Company or its subsidiaries as in effect from time to time, as well as any clawback/forfeiture provisions required by law and applicable to the Company or its subsidiaries, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(vii)  If and to the extent that any of the foregoing provisions shall cease to be required by applicable law, rule or regulation, the same shall become inoperative as though eliminated by formal amendment of this Agreement.

(i)   Successors; Binding Agreement.  This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  For the avoidance of doubt, the parties to this Agreement shall continue to be bound by the terms of this Agreement (or shall require any successor to be bound by the terms of this Agreement) following an Initial Public Offering of BankUnited or one of its affiliates.  In the event of Executive’s death prior to receipt of all amounts payable to Executive (including any unpaid amounts due under Section 7), such amounts shall be paid to Executive’s beneficiary designated by him by Notice to BankUnited or, in the absence of such designation, to Executive’s estate.

(j)   Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three postal delivery days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that Notice of change of address shall be effective only upon receipt (each such communication,  “Notice”).

If to BankUnited, addressed to:

BankUnited
7765 NW 148th Street
Miami Lakes, Florida 33016

If to Executive, addressed to the most recent address of Executive set forth in the personnel records of BankUnited.

(k)   Executive Representation.  Executive hereby represents to BankUnited that the execution and delivery of this Agreement by Executive and BankUnited and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

(l)   Prior Agreements.  This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and BankUnited and/or its affiliates regarding the terms and conditions of Executive’s employment with BankUnited and/or its affiliates.

(m)   Indemnification and Insurance.  Executive shall be covered under BankUnited’s director and officer indemnification insurance policies and, subject to applicable law, shall be provided indemnification to the maximum extent permitted by BankUnited’s charter, by-laws and any other organizational documents and any indemnification agreement between BankUnited and Executive, as applicable, with such insurance coverage and indemnification to be in accordance with BankUnited’s standard practices for senior executive officers but on terms no less favorable than provided to any other Company senior executive officer or director.

(n)   Cooperation.  If and to the extent requested by the Company or any of its Subsidiaries, Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment with BankUnited and its affiliates.  In respect of the foregoing cooperation, BankUnited shall provide reasonable compensation to Executive and shall reimburse Executive promptly for reasonable out-of-pocket expenses (including travel costs, lodging and meals); provided that such reimbursement shall be made no later than the end of the calendar year after the year in which the expenses are incurred.  This provision shall survive any termination of this Agreement.

(o)   Key-Man Insurance.  The Company and/or BankUnited shall have the right to insure the life of Executive for the sole benefit of the Company or its subsidiaries in such amounts, and with such terms, as the Board may determine, with all premiums payable thereon to be the obligation of the Company/BankUnited.  Executive shall have no interest in any such policy, but agrees to cooperate with the Company/BankUnited in procuring such insurance, including by submitting to physical examinations and executing all necessary documents, provided that no financial obligation is imposed on Executive by any such documents.

(p)   Withholding Taxes.  BankUnited may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(q)   Counterparts.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows this Page]

IN WITNESS WHEREOF, the parties hereto have duly executed this Employment Agreement as of the day and year first above written.

BANKUNITED

/s/ Rajinder P. Singh
By:
Title:

EXECUTIVE

/s/ John A. Kanas
JOHN A. KANAS